EnCana generates first quarter cash flow of US$1.8 billion,
or $2.25 per share – up 15 percent
Calgary, Alberta, (April 25, 2007) – EnCana Corporation’s (TSX & NYSE: ECA) first quarter 2007 cash flow per share diluted increased 15 percent to US$2.25, or about $1.8 billion, compared to the first quarter of 2006. Operating earnings per share increased 38 percent to $1.10, or $858 million. Strong growth in cash flow and operating earnings were due to higher natural gas production, improved heavy oil differentials, strong refinery margins and gains from EnCana’s hedging program, which more than offset significantly lower benchmark WTI oil and NYMEX natural gas prices.
“Our first quarter results illustrate, for the first time, the recently completed transformation of EnCana into its unique position as an integrated North American resource play company focused on developing unconventional natural gas and in-situ oilsands. We have assembled a portfolio of high-quality assets and an extensive land base where our company can apply its expertise in unconventional resource development to deliver sustainable results and returns for our shareholders. Cash flow and gas production are on track with our 2007 forecasts while production from our integrated oilsands business is ramping up,” said Randy Eresman, President & Chief Executive Officer.
One year ago, EnCana’s 100 percent interest in Foster Creek and Christina Lake in-situ oilsands projects generated less than 1 percent of the company’s total operating cash flow. In the first quarter of this year, EnCana’s integrated oilsands business, which is composed of a 50 percent interest in each of Foster Creek, Christina Lake, and the refineries at Borger and Wood River, generated $161 million, or more than 9 percent of total operating cash flow. This increased significance to EnCana’s financial performance is a result of steady production growth and the addition of the company’s participation in the refining business.
First Quarter 2007 Highlights
(all year-over-year comparisons are to the first quarter of 2006)
Financial
•	Cash flow per share diluted increased 15 percent to $2.25, or $1.8 billion

•	Operating earnings per share diluted up 38 percent to $1.10, or $858 million

•	Net earnings of 64 cents per share, or $497 million, were negatively impacted by a $423 million unrealized after-tax loss due to mark-to-market accounting of commodity price hedges

•	Generated $269 million in free cash flow (as defined in Note 1 on page 7)

•	Achieved a return on capital employed of 21 percent

•	Purchased 23.3 million EnCana shares at an average share price of $46.90 under the Normal Course Issuer Bid, representing 3 percent of shares outstanding at December 31, 2006

•	In February, EnCana doubled its quarterly dividend to 20 cents per share, representing an annual yield of approximately 1.5 percent at April 24, 2007

Operating (after establishing integrated oilsands business)
•	Natural gas production of 3.4 billion cubic feet per day (Bcf/d), slightly ahead of budget and in line with guidance

•	Oil and NGLs production of 131,000 bbls/d, which is marginally behind budget, primarily due to a slower than expected ramp up of production at EnCana’s oilsands projects. Consequently, full-year liquids production guidance has been adjusted and posted on the company’s website at www.encana.com.

•	Operating and administrative costs of $1.20 per thousand cubic feet equivalent (Mcfe), in line with budget and guidance

•	Core capital investment in continuing operations of $1.48 billion, which is tracking below budget and guidance due to fewer wells drilled than planned and lower than expected costs
Strategic events
•	Created an integrated oilsands business with ConocoPhillips composed of two 50-50 businesses – one upstream and one downstream – which became effective January 2, 2007

•	Completed sale of Chad assets for about $203 million, resulting in a $59 million gain
Natural gas production on track with 2007 forecast, capital inflation lower
“Natural gas production rose steadily in the first quarter due to strong additions in coalbed methane (CBM), Bighorn, Jonah, Cutbank Ridge and East Texas. Current gas production is about 3.48 billion cubic feet per day – slightly ahead of our 2007 budget and solidly positioning us to achieve our full-year guidance of 3.46 Bcf/d. Our 2007 capital program is also on track to meet guidance. We are starting to see capital inflation lower than forecast in some areas,” Eresman said.
Integrated oilsands business generating strong cash flow, upstream production up 11 percent in past year
EnCana’s new integrated oilsands business generated first quarter operating cash flow of $161 million, on track with the company’s full-year operating cash flow guidance of between $550 million and $650 million. In the downstream business, the first quarter U.S. Gulf Coast 3-2-1 crack spread of more than $10 per barrel is up 21 percent in the past year, and compares favourably to a long-term average of between $5 to $6 per barrel. At the Borger refinery in Texas, the addition of 20,000 barrels per day of upgrading capacity is on schedule for completion this summer. In the upstream business, first quarter total production from the Foster Creek and Christina Lake in-situ oilsands projects increased about 11 percent in the past year, to about 46,500 bbls/d (about 23,250 bbls/d net to EnCana). The ramp up of production has been slower than expected due to operational upsets in the water treatment facilities at Foster Creek and a delayed start up of two wells at Christina Lake. However, these impediments have been resolved and upstream production is ramping up from both Foster Creek and Christina Lake with current levels of about 55,000 bbls/d (about 27,500 bbls/d net to EnCana).
IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company has reported its Ecuador operations and its natural gas storage business as discontinued because EnCana sold them in 2006. Total results, which include results from Ecuador and natural gas storage, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its website – www.encana.com. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Financial Summary — Total Consolidated

(for the three months ended March 31)	Q1	Q1
($ millions, except per share amounts)	2007	2006	% Δ

Cash flow	1,752	1,691	+ 4
Per share diluted	2.25	1.96	+ 15

Net earnings	497	1,474	n/a
Per share diluted	0.64	1.70	n/a

Operating earnings[1]	858	694	+ 24
Per share diluted	1.10	0.80	+ 38

Core capital investment from continuing operations	1,483	1,946	- 24

Earnings Reconciliation Summary – Total Consolidated

Net earnings from continuing operations	497	1,472	n/a
Net earnings from discontinued operations	—	2	n/a

Net earnings (loss)	497	1,474
(Add back losses & deduct gains)
Unrealized mark-to-market hedging gain (loss), after-tax	(423)	830

Unrealized foreign exchange gain (loss) on translation of U.S. dollar Notes issued from Canada, after-tax	3	(3)

Gain (loss) on discontinuance	59	(47)

Operating earnings[1]	858	694	+ 24
Per share diluted	1.10	0.80	+ 38

1	Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of the gain on discontinuance, the after-tax gain/loss on unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated Notes issued from Canada and the effect of the reduction in income tax rates.
Production & Drilling Summary
Total Consolidated

(for the three months ended March 31)	Q1	Q1
(After royalties)	2007	2006 [1]	% Δ

Natural Gas (MMcf/d)	3,400	3,343	+ 2
Natural gas production per 1,000 shares (Mcf)	398	355	+ 12
Oil and NGLs (Mbbls/d)	131	194	- 32
Oil and NGLs production per 1,000 shares (Mcfe)	92	123	- 25

Total Production (MMcfe/d)	4,184	4,505	- 7

Total per 1,000 shares (Mcfe)	490	478	+ 3

Net wells drilled	1,264	1,285	- 2

1	First quarter 2006 information has been adjusted on a pro forma basis to reflect the integrated oilsands transaction and includes Ecuador production, which was sold in the first quarter 2006.

Key resource play natural gas production up 9 percent in first quarter
First quarter 2007 natural gas production from key North American resource plays increased 9 percent compared to the first quarter of 2006. This was driven mainly by increases in gas production from Cutbank Ridge in northeast British Columbia, Bighorn in west central Alberta, CBM in central and southern Alberta, the Barnett Shale play in the Fort Worth basin and Jonah in Wyoming.
Growth from key North American resource plays

	Daily Production
Resource Play	2007	2006					2005
		Full					Full
(After royalties)	Q1	Year	Q4	Q3	Q2	Q1	Year

Natural Gas (MMcf/d)
Jonah	504	464	487	455	450	461	435
Piceance	334	326	335	331	324	316	307
East Texas	103	99	95	106	93	99	90
Fort Worth	106	101	99	104	108	93	70
Greater Sierra	186	213	212	209	224	208	219
Cutbank Ridge	210	170	199	167	173	140	92
Bighorn	104	91	99	97	95	72	55
CBM	251	194	211	209	179	177	112
Shallow Gas[1]	735	739	737	734	730	756	765

Total natural gas (MMcf/d)	2,533	2,397	2,474	2,412	2,376	2,322	2,145

Oil (Mbbls/d)
Foster Creek[2]	20	18	21	19	16	18	14
Christina Lake[2]	3	3	3	3	3	3	3
Pelican Lake	23	24	20	23	22	29	26

Total oil (Mbbls/d)	46	45	44	45	41	50	43

Total (MMcfe/d)	2,811	2,667	2,736	2,680	2,624	2,624	2,403

% change from Q1 2006	7.1

% change from prior period	5.4	11.0	2.1	2.1	—	- 2.9

1	Shallow Gas volumes and net wells drilled have been restated to report commingled volumes from multiple zones within the same geographic area based upon regulatory approval.

2	Foster Creek and Christina Lake production volumes in 2006 and 2005 have been restated on a pro forma basis to reflect the integrated oilsands transaction.

Drilling activity in key North American resource plays

	Net Wells Drilled
	2007	2006					2005
		Full					Full
Resource Play	Q1	year	Q4	Q3	Q2	Q1	Year

Natural Gas
Jonah	39	163	41	48	48	26	104
Piceance	65	220	50	48	59	63	266
East Texas	7	59	11	12	17	19	84
Fort Worth	14	97	19	22	27	29	59
Greater Sierra	23	115	5	16	34	60	164
Cutbank Ridge	27	116	19	35	36	26	135
Bighorn	28	52	7	7	18	20	51
CBM	408	729	157	156	35	381	1,245
Shallow Gas[1]	416	1,310	389	475	217	229	1,389

Oil
Foster Creek[2]	8	3	—	—	—	3	20
Christina Lake[2]	—	1	—	—	—	1	—
Pelican Lake	—	—	—	—	—	—	52

Total	1,035	2,865	698	819	491	857	3,568

1	Shallow Gas volumes and net wells drilled have been restated to report commingled volumes from multiple zones within the same geographic area based upon regulatory approval.

2	Foster Creek and Christina Lake net wells in 2006 and 2005 have been restated on a pro forma basis to reflect the integrated oilsands transaction.
First quarter 2007 natural gas and oil prices

Natural gas	Q1	Q1
($/Mcf, realized prices include hedging)	2007	2006	% Δ

NYMEX	6.77	8.98	- 25
EnCana Realized Gas Price	7.24	7.15	+ 1

Oil and NGLs
($/bbl, realized prices include hedging)

WTI	58.23	63.48	- 8
Western Canadian Select (WCS)	41.77	34.72	+ 20
Differential WTI/WCS	16.46	28.76	- 43
EnCana Realized Liquids Price	42.59	30.75	+ 39

U.S. Gulf Coast 3-2-1 Crack Spread	10.06	8.28	+ 21

Price risk management
Detailed risk management positions at March 31, 2007 are presented in Note 18 to the unaudited Interim Consolidated Financial Statements. In the first quarter of 2007, EnCana’s commodity price risk management measures resulted in realized gains of approximately $208 million after-tax, composed of a $187 million gain on gas hedges, a $20 million gain on oil hedges and a $1 million gain on other hedges.

More than 50 percent of expected natural gas and liquids production during the last nine months of 2007 has downside price protection
For the last nine months of 2007, EnCana has about 1.77 Bcf/d of expected gas production with downside price protection, composed of 1.53 Bcf/d under fixed price contracts at an average NYMEX equivalent price of $8.47 per Mcf and 240 million cubic feet per day with put options at a NYMEX equivalent strike price of $6.00 per Mcf. EnCana also has about 126,000 bbls/d of expected 2007 oil production with downside price protection, composed of 34,500 bbls/d under fixed price contracts at an average West Texas Intermediate (WTI) price of $64.40 per bbl, plus put options on 91,500 bbls/d at an average strike price of WTI $55.34 per bbl. This price hedging strategy helps reduce uncertainty in cash flow during periods of commodity price volatility.
North American natural gas prices are impacted by volatile pricing disconnects caused primarily by transportation constraints between producing regions and consuming regions. These price discounts are called basis differentials. For 2007 EnCana has hedged 100 percent of its U.S. Rockies basis exposure using a combination of downstream transportation and basis hedges at NYMEX less $0.67 per Mcf. During the first quarter of 2007 the U.S. Rockies-NYMEX natural gas price differential averaged NYMEX less $1.23 per Mcf. In Canada for 2007, EnCana has hedged 33 percent of its AECO basis differential at NYMEX less $0.72 per Mcf and has an additional 33 percent subject to transport and aggregator contracts. In the first quarter of 2007, the AECO basis differential averaged NYMEX less $0.40 per Mcf. During the first quarter, EnCana’s basis hedging resulted in a gain of about $38 million.
Corporate developments
Quarterly dividend increased 100 percent to 20 cents per share
In February, EnCana doubled its first quarter 2007 dividend to 20 cents per share. On April 24, EnCana’s board of directors declared a quarterly dividend of 20 cents per share, which is payable on June 29, 2007 to common shareholders of record as of June 15, 2007.
EnCana Normal Course Issuer Bid purchases
In the first quarter of 2007, EnCana purchased 23.3 million EnCana shares at an average share price of US$46.90 under the company’s Normal Course Issuer Bid. This represents about 3 percent of shares outstanding as at December 31, 2006. As at March 31, 2007, there were approximately 761 million common shares issued and outstanding in total. During 2007, EnCana expects to purchase about 5 percent of the shares outstanding. The company plans to fund Normal Course Issuer Bid purchases with cash flow and proceeds from divestitures.
Financial strength
EnCana maintains a strong balance sheet, targeting a net debt-to-capitalization ratio between 30 and 40 percent. At March 31, 2007, the company’s net debt-to-capitalization ratio was 31:69. EnCana’s net debt-to-adjusted-EBITDA multiple, on a trailing 12-month basis, was 0.9 times at the end of the first quarter. The company expects its net debt-to-capitalization ratio to remain at the lower end of the targeted range.
In the first quarter of 2007, EnCana invested $1,483 million of capital in continuing operations. Net divestitures were $274 million, resulting in net capital investment in continuing operations of $1,209 million.

CONFERENCE CALL TODAY
10 a.m. Mountain Time (Noon Eastern Time)
EnCana Corporation will host a conference call today, Wednesday April 25, 2007 starting at 10:00 a.m. MT (12:00 p.m. ET). To participate, please dial (888) 802-2279 (toll-free in North America) or (913) 312-1265 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3:00 p.m. MT on April 25 until midnight April 29, 2007 by dialling (888) 203-1112 or (719) 457-0820 and entering access code 2755584.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow, total operating earnings and free cash flow.
•	Cash flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, all of which are defined on the Consolidated Statement of Cash Flows.

•	Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated Notes issued in Canada and the effect of the reduction in income tax rates.

Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years.

•	Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of core capital investment.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately US$48 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation.

A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
Unbooked resource potential
EnCana defines unbooked resource potential as quantities of oil and natural gas on existing landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play performance and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, net debt-to-capitalization ratio, cash flow and increase in net asset value); anticipated ability to meet the company’s guidance forecasts; anticipated life of proved reserves; anticipated unbooked resource potential; anticipated conversion of unbooked resource potential to proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; the expected proceeds from planned divestitures; planned expansion of in-situ oilsands production; anticipated crude oil and natural gas prices; anticipated expansion and production at Foster Creek and Christina Lake; anticipated increased capacity for the two U.S. refineries; anticipated drilling inventory; expected proportion of total production and cash flows contributed by natural gas; anticipated success of EnCana’s market risk mitigation strategy and EnCana’s ability to reduce uncertainty in cash flow during periods of commodity price volatility and provide downside price protection; anticipated purchases pursuant to the Normal Course Issuer Bid and the source of funding therefor; potential demand for natural gas; anticipated bitumen production in 2007 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs production in 2007 and beyond; anticipated costs and inflationary pressures; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

First quarter report
for the period ended March 31, 2007
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2007	2006

REVENUES, NET OF ROYALTIES	(Note 5)
Upstream		$2,739	$2,604
Integrated Oilsands		1,556	189
Market Optimization		756	716
Corporate — Unrealized gain (loss) on risk management		(615)	1,263

		4,436	4,772

EXPENSES	(Note 5)
Production and mineral taxes		92	139
Transportation and selling		278	254
Operating		551	412
Purchased product		1,851	689
Depreciation, depletion and amortization		843	765
Administrative		95	58
Interest, net	(Note 8)	101	88
Accretion of asset retirement obligation	(Note 14)	14	12
Foreign exchange (gain) loss, net	(Note 9)	(12)	44
(Gain) on divestitures	(Note 7)	(59)	(9)

		3,754	2,452

NET EARNINGS BEFORE INCOME TAX		682	2,320
Income tax expense	(Note 10)	185	848

NET EARNINGS FROM CONTINUING OPERATIONS		497	1,472
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 6)	—	2

NET EARNINGS		$497	$1,474

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 17)
Basic		$0.65	$1.74
Diluted		$0.64	$1.70

NET EARNINGS PER COMMON SHARE	(Note 17)
Basic		$0.65	$1.74
Diluted		$0.64	$1.70

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2007	2006

RETAINED EARNINGS, BEGINNING OF YEAR		$11,344	$9,481
Net Earnings		497	1,474
Dividends on Common Shares		(153)	(64)
Charges for Normal Course Issuer Bid	(Note 15)	(816)	(801)

RETAINED EARNINGS, END OF PERIOD		$10,872	$10,090

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2007	2006

NET EARNINGS	$497	$1,474
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	111	94

COMPREHENSIVE INCOME	$608	$1,568

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2007	2006

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$1,375	$1,262
Foreign Currency Translation Adjustment	111	94

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$1,486	$1,356

As at March 31, 2007, the accumulated other comprehensive income consists of foreign currency translation adjustments of $1,486 million (December 31, 2006 — $1,375 million; March 31, 2006 - $1,356 million).
See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2007	2006

ASSETS
Current Assets
Cash and cash equivalents		$337	$402
Accounts receivable and accrued revenues		2,014	1,721
Current portion of partnership contribution receivable	(Note 4, 11)	357	—
Risk management	(Note 18)	899	1,403
Inventories	(Note 12)	567	176

		4,174	3,702

Property, Plant and Equipment, net	(Note 5)	28,806	28,213
Investments and Other Assets		512	533
Partnership Contribution Receivable	(Note 4, 11)	3,299	—
Risk Management	(Note 18)	55	133
Goodwill		2,547	2,525

	(Note 5)	$39,393	$35,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$3,210	$2,494
Income tax payable		934	926
Current portion of partnership contribution payable	(Note 4, 11)	345	—
Risk management	(Note 18)	60	14
Current portion of long-term debt	(Note 13)	260	257

		4,809	3,691

Long-Term Debt	(Note 13)	6,977	6,577
Other Liabilities		151	79
Partnership Contribution Payable	(Note 4, 11)	3,311	—
Risk Management	(Note 18)	17	2
Asset Retirement Obligation	(Note 14)	1,085	1,051
Future Income Taxes		6,131	6,240

		22,481	17,640

Shareholders’ Equity
Share capital	(Note 15)	4,493	4,587
Paid in surplus		61	160
Retained earnings		10,872	11,344
Accumulated other comprehensive income		1,486	1,375

Total Shareholders’ Equity		16,912	17,466

		$39,393	$35,106

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2007	2006

OPERATING ACTIVITIES
Net earnings from continuing operations		$497	$1,472
Depreciation, depletion and amortization		843	765
Future income taxes	(Note 10)	(190)	517
Unrealized (gain) loss on risk management	(Note 18)	614	(1,261)
Unrealized foreign exchange (gain) loss		(11)	60
Accretion of asset retirement obligation	(Note 14)	14	12
(Gain) on divestitures	(Note 7)	(59)	(9)
Other		44	23
Cash flow from discontinued operations		—	112
Net change in other assets and liabilities		20	(11)
Net change in non-cash working capital from continuing operations		137	2,044
Net change in non-cash working capital from discontinued operations		—	(1,427)

Cash From Operating Activities		1,909	2,297

INVESTING ACTIVITIES
Capital expenditures	(Note 5)	(1,490)	(1,961)
Proceeds on disposal of assets	(Note 7)	281	255
Net change in investments and other		19	77
Net change in non-cash working capital from continuing operations		(58)	119
Discontinued operations		—	1,313

Cash (Used in) Investing Activities		(1,248)	(197)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		—	(881)
Issuance of long-term debt		434	—
Issuance of common shares	(Note 15)	76	52
Purchase of common shares	(Note 15)	(1,094)	(978)
Dividends on common shares		(153)	(64)
Other		11	(10)

Cash (Used in) Financing Activities		(726)	(1,881)

DEDUCT: FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		—	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(65)	219
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		402	105

CASH AND CASH EQUIVALENTS, END OF PERIOD		$337	$324

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. EnCana’s continuing operations are in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2006, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2006.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
As disclosed in the December 31, 2006 annual audited Consolidated Financial Statements, on January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated, except to reclassify the foreign currency translation adjustment balance as described under Comprehensive Income.
The adoption of these standards has had no material impact on the Company’s net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.
Comprehensive Income
The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company’s Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For EnCana, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.
The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity in the Consolidated Balance Sheet. The accumulated foreign currency translation adjustment, formerly presented as a separate category within shareholders’ equity, is now included in AOCI. The Company’s Consolidated Financial Statements now include a Statement of Accumulated Other Comprehensive Income, which provides the continuity of the AOCI balance.
The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the March 31, 2007 period end accumulated foreign currency translation adjustment balance of $1,486 million has been reclassified to AOCI (December 31, 2006 — $1,375 million; March 31, 2006 — $1,356 million). In addition, the change in the accumulated foreign currency translation adjustment balance for the three months ended March 31, 2007 of $111 million, is now included in OCI in the Statement of Comprehensive Income (three months ended March 31, 2006 - $94 million).
Financial Instruments
The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.
Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.
Cash and cash equivalents are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues and the partnership contribution receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as “other liabilities”.
The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $52 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs, premiums and discounts within long-term debt. The costs capitalized within long-term debt will be amortized using the effective interest method. Previously, the Company deferred these costs within other assets and amortized them straight-line over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.
Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting. Additional information on the Company’s accounting treatment of derivative financial instruments is contained in Note 1 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2006.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. UPDATE TO ACCOUNTING POLICIES AND PRACTICES
As a result of the new joint venture with ConocoPhillips, EnCana has updated the following significant accounting policies and practices to incorporate the refining business (see Note 4):
Revenue Recognition
Revenues associated with the sales of EnCana’s natural gas, crude oil, NGLs and petroleum and chemical products are recognized when title passes from the Company to its customer. Natural gas and crude oil produced and sold by EnCana below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue. Realized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded in revenue when the product is sold.
Market optimization revenues and purchased product are recorded on a gross basis when EnCana takes title to product and has risks and rewards of ownership. Purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis. Revenues associated with the services provided where EnCana acts as agent are recorded as the services are provided. Revenues associated with the sale of natural gas storage services are recognized when the services are provided. Sales of electric power are recognized when power is provided to the customer.
Unrealized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the respective period.
Inventory
Product inventories, including petroleum and chemical products, are valued at the lower of average cost and net realizable value on a first-in, first-out basis. Materials and supplies are valued at cost.
Property, Plant and Equipment
Upstream
EnCana accounts for natural gas and crude oil properties in accordance with the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, exploration for and the development of, natural gas and crude oil reserves, are capitalized on a country-by-country cost centre basis.
Costs accumulated within each cost centre are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. For purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20 percent or greater, in which case a gain or loss is recorded. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depreciation, depletion and amortization.
An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of:
i. the fair value of proved and probable reserves; and
ii. the costs of unproved properties that have been subject to a separate impairment test.
Downstream Refining
Refining facilities are carried at cost, including asset retirement costs, and depreciated on a straight-line basis over the estimated service lives of the assets, which are approximately 25 years.
Midstream facilities
Midstream facilities, including natural gas storage facilities, natural gas liquids extraction plant facilities and power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years. Capital assets related to pipelines are carried at cost and depreciated or amortized using the straight-line method over their economic lives, which range from 20 to 35 years.
Corporate
Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 3 to 25 years. Assets under construction are not subject to depreciation. Land is carried at cost.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. UPDATE TO ACCOUNTING POLICIES AND PRACTICES (continued)
Asset Retirement Obligation
The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when identified and a reasonable estimate of fair value can be made.
Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms, natural gas processing plants, and refining facilities. These obligations also include items for which the Company has made promissory estoppel. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.
Asset retirement costs for natural gas and crude oil assets are amortized using the unit-of-production method. Asset retirement costs for refining facilities are amortized on a straight-line basis over the useful life of the related asset. Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.
Actual expenditures incurred are charged against the accumulated obligation.
4. JOINT VENTURE WITH CONOCOPHILLIPS
On January 2, 2007, EnCana became a 50 percent partner in an integrated, North American heavy oil business with ConocoPhillips which consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily Foster Creek and Christina Lake oilsands properties, with a fair value of $7.5 billion and a note receivable from ConocoPhillips of an equal amount. For the downstream entity, ConocoPhillips contributed its Wood River and Borger refineries, located in Illinois and Texas respectively, for a fair value of $7.5 billion and EnCana contributed a note payable of $7.5 billion. Further information about these notes is included in Note 11.
In accordance with Canadian generally accepted accounting principles, these entities have been accounted for using the proportionate consolidation method with the results of operations shown in a separate business segment, Integrated Oilsands.
5. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Canada, United States and Other includes the Company’s upstream exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s upstream operations are located in Canada and the United States. Offshore and international exploration is mainly focused on opportunities in Brazil, the Middle East, Greenland and France.

•	Integrated Oilsands is focused on two lines of business: the exploration for, and development and production of heavy oil from oilsands in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment represents EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•	Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Canada, United States and Integrated Oilsands segments. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization markets substantially all of the Company’s upstream production to third-party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 6.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended March 31)

	Upstream
	Canada		United States		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,763	$1,749	$885	$779	$91	$76
Expenses
Production and mineral taxes	28	45	64	94	—	—
Transportation and selling	80	68	66	66	—	—
Operating	237	213	75	68	81	67
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	490	490	260	210	6	7

Segment Income	$928	$933	$420	$341	$4	$2

	Total Upstream		Integrated Oilsands		Market Optimization
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$2,739	$2,604	$1,556	$189	$756	$716
Expenses
Production and mineral taxes	92	139	—	—	—	—
Transportation and selling	146	134	124	117	8	3
Operating	393	348	152	45	7	18
Purchased product	—	—	1,119	—	732	689
Depreciation, depletion and amortization	756	707	66	37	3	3

Segment Income (Loss)	$1,352	$1,276	$95	$(10)	$6	$3

	Corporate		Consolidated
	2007	2006	2007	2006

Revenues, Net of Royalties	$(615)	$1,263	$4,436	$4,772
Expenses
Production and mineral taxes	—	—	92	139
Transportation and selling	—	—	278	254
Operating	(1)	1	551	412
Purchased product	—	—	1,851	689
Depreciation, depletion and amortization	18	18	843	765

Segment Income (Loss)	$(632)	$1,244	821	2,513

Administrative			95	58
Interest, net			101	88
Accretion of asset retirement obligation			14	12
Foreign exchange (gain) loss, net			(12)	44
(Gain) on divestitures			(59)	(9)

			139	193

Net Earnings Before Income Tax			682	2,320
Income tax expense			185	848

Net Earnings From Continuing Operations			$497	$1,472

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended March 31)
Geographic and Product Information (Continuing Operations)

	Produced Gas
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,388	$1,441	$831	$718	$2,219	$2,159
Expenses
Production and mineral taxes	20	36	58	89	78	125
Transportation and selling	70	67	66	66	136	133
Operating	177	153	75	68	252	221

Operating Cash Flow	$1,121	$1,185	$632	$495	$1,753	$1,680

	Oil & NGLs
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$375	$308	$54	$61	$429	$369
Expenses
Production and mineral taxes	8	9	6	5	14	14
Transportation and selling	10	1	—	—	10	1
Operating	60	60	—	—	60	60

Operating Cash Flow	$297	$238	$48	$56	$345	$294

	Integrated Oilsands
	Oil		Downstream Refining		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$220	$183	$1,343	$—	$(7)	$6
Expenses
Transportation and selling	124	117	—	—	—	—
Operating	49	38	100	—	3	7
Purchased product	—	—	1,134	—	(15)	—

Operating Cash Flow	$47	$28	$109	$—	$5	$(1)

	Integrated Oilsands
	Total
	2007	2006

Revenues, Net of Royalties	$1,556	$189
Expenses
Transportation and selling	124	117
Operating	152	45
Purchased product	1,119	—

Operating Cash Flow	$161	$27

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended
	March 31,
	2007	2006

Core Capital
Canada	$871	$1,129
United States	439	537
Other	8	18
Integrated Oilsands	115	220
Market Optimization	1	29
Corporate	49	13

	1,483	1,946

Acquisition Capital
Canada	7	8
United States	—	7

	7	15

Total	$1,490	$1,961

Property, Plant and Equipment and Total Assets

	Property, Plant and Equipment		Total Assets
	As at		As at
	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006

Canada	$15,199	$17,702	$16,502	$19,060
United States	8,656	8,494	9,194	9,036
Other	118	263	138	300
Integrated Oilsands	4,361	1,322	8,904	1,379
Market Optimization	154	154	426	468
Corporate	318	278	4,229	4,863

Total	$28,806	$28,213	$39,393	$35,106

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. Corporate Property, Plant and Equipment includes EnCana’s accrual to date of $57 million related to this office project as an asset under construction. A corresponding liability is included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project.
6. DISCONTINUED OPERATIONS
All of the sales of discontinued operations were completed as of December 31, 2006.
Midstream
During 2006, EnCana completed, in two separate transactions with a single purchaser, the sale of its natural gas storage operations in Canada and the United States. Total proceeds received were approximately $1.5 billion and an after-tax gain on sale of $829 million was recorded.
Ecuador
On February 28, 2006, EnCana completed the sale of its Ecuador operations for proceeds of $1.4 billion before indemnifications. A loss of $279 million, including the impact of indemnifications, was recorded. Indemnifications are discussed further in this note.
Amounts recorded as depreciation, depletion and amortization in 2006 represent provisions which were recorded against the net book value of the Ecuador operations to recognize Management’s best estimate of the difference between the selling price and the underlying accounting value of the related investments, as required by Canadian generally accepted accounting principles.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended March 31,
	Ecuador		United Kingdom		Midstream		Total
	2007	2006	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties *	$—	$200	$—	$—	$—	$435	$—	$635

Expenses
Production and mineral taxes	—	23	—	—	—	—	—	23
Transportation and selling	—	10	—	—	—	—	—	10
Operating	—	25	—	—	—	19	—	44
Purchased product	—	—	—	—	—	354	—	354
Depreciation, depletion and amortization	—	84	—	—	—	—	—	84
Interest, net	—	(2)	—	—	—	—	—	(2)
Foreign exchange (gain) loss, net	—	1	—	1	—	—	—	2
(Gain) loss on discontinuance	—	47	—	—	—	—	—	47

	—	188	—	1	—	373	—	562

Net Earnings (Loss) Before Income Tax	—	12	—	(1)	—	62	—	73
Income tax expense	—	59	—	—	—	12	—	71

Net Earnings (Loss) From Discontinued Operations	$—	$(47)	$—	$(1)	$—	$50	$—	$2

*	Revenues, net of royalties in Ecuador for 2006 include realized losses of $1 million related to derivative financial instruments.
Contingencies
EnCana agreed to indemnify the purchaser of its Ecuador interests against losses that may arise in certain circumstances which are defined in the share sale agreements. The obligation to indemnify will arise should losses exceed amounts specified in the sale agreements and is limited to maximum amounts which are set forth in the share sale agreements.
During the second quarter of 2006, the Government of Ecuador seized the Block 15 assets, in relation to which EnCana previously held a 40 percent economic interest, from the operator which is an event requiring indemnification under the terms of EnCana’s sale agreement with the purchaser. The purchaser requested payment and EnCana paid the maximum amount in the third quarter, calculated in accordance with the terms of the agreements, of approximately $265 million. EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreements will be required to be made to the purchaser.
7. DIVESTITURES
Total proceeds received on sale of assets and investments was $281 million (2006 — $255 million) as described below:
Canada and United States
In 2007, the Company has completed the divestiture of mature conventional oil and natural gas assets for proceeds of $17 million (2006 — $11 million).
Other
In January 2007, the Company completed the sale of its interests in Chad, properties that are considered to be in the pre-production stage, for proceeds of $207 million which results in a gain on sale of $59 million.
Market Optimization
In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million which resulted in a gain on sale of $17 million.
Corporate
In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, representing its investment at the date of sale. Refer to Note 5 for further discussion of The Bow office project assets.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. INTEREST, NET

	Three Months Ended
	March 31,
	2007	2006

Interest Expense — Long-Term Debt	$100	$94
Interest Expense — Other*	63	5
Interest Income*	(62)	(11)

	$101	$88

*	In 2007, Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively. See Note 11.
9. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
	March 31,
	2007	2006

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(41)	$4
Translation of U.S. dollar partnership contribution receivable issued from Canada	38	—
Other Foreign Exchange (Gain) Loss	(9)	40

	$(12)	$44

10. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2007	2006

Current
Canada	$282	$308
United States	92	23
Other Countries	1	—

Total Current Tax	375	331

Future	(190)	517

	$185	$848

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended
	March 31,
	2007	2006

Net Earnings Before Income Tax	$682	$2,320
Canadian Statutory Rate	32.3%	35.9%

Expected Income Tax	220	833

Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	—	31
Canadian resource allowance	—	(20)
Statutory and other rate differences	5	(16)
Non-taxable downstream partnership income	(6)	—
Non-taxable capital (gains) losses	(20)	(1)
Large corporations tax	—	1
Other	(14)	20

	$185	$848

Effective Tax Rate	27.1%	36.6%

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. PARTNERSHIP CONTRIBUTION RECEIVABLE / PAYABLE
Partnership Contribution Receivable
On January 2, 2007, upon the creation of the integrated oilsands joint venture, ConocoPhillips entered into a subscription agreement for a 50 percent interest in FCCL Oil Sands Partnership, the upstream entity, in exchange for a promissory note of $7.5 billion. The note bears interest at a rate of 5.3 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution receivable shown in the Consolidated Balance Sheet represent EnCana’s 50 percent share of this promissory note.
Partnership Contribution Payable
On January 2, 2007, upon the creation of the integrated oilsands joint venture, EnCana issued a promissory note to WRB Refining LLC, the downstream entity, in the amount of $7.5 billion in exchange for a 50 percent interest. The note bears interest at a rate of 6.0 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution payable amounts shown in the Consolidated Balance Sheet represent EnCana’s 50 percent share of this promissory note.
12. INVENTORIES

	As at	As at
	March 31,	December 31,
	2007	2006

Product
Canada	$21	$42
Integrated Oilsands	465	8
Market Optimization	81	126

	$567	$176

13. LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2007	2006

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,399	$1,456
Unsecured notes	1,236	793

	2,635	2,249

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	176	104
Unsecured notes	4,421	4,421

	4,597	4,525

Increase in Value of Debt Acquired *	59	60
Debt Discounts and Financing Costs	(54)	—
Current Portion of Long-Term Debt	(260)	(257)

	$6,977	$6,577

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.
On March 12, 2007, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$500 million. The notes have a coupon rate of 4.3 percent and mature on March 12, 2012.
14. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	March 31,	December 31,
	2007	2006

Asset Retirement Obligation, Beginning of Year	$1,051	$816
Liabilities Incurred	27	68
Liabilities Settled	(15)	(51)
Change in Estimated Future Cash Flows	2	172
Accretion Expense	14	50
Other	6	(4)

Asset Retirement Obligation, End of Period	$1,085	$1,051

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. SHARE CAPITAL

	March 31, 2007		December 31, 2006
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	777.9	$4,587	854.9	$5,131
Common Shares Issued under Option Plans	3.8	76	8.6	179
Stock-based Compensation	—	2	—	11
Common Shares Purchased	(20.4)	(172)	(85.6)	(734)

Common Shares Outstanding, End of Period	761.3	$4,493	777.9	$4,587

Normal Course Issuer Bid
In 2007, the Company purchased 23.3 million Common Shares for total consideration of approximately $1,094 million. Of the amount paid, $196 million was charged to Share capital and $898 million was charged to Retained earnings. Included in the Common Shares Purchased in 2007 are 2.9 million Common Shares distributed, valued at $24 million, from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (see Note 16). For these Common Shares distributed, there was an $82 million adjustment to Retained earnings with a reduction to Paid in surplus of $106 million.
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under five consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 80.2 million Common Shares under the renewed Bid which commenced on November 6, 2006 and terminates on November 5, 2007.
Stock Options
EnCana has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at March 31, 2007. Information related to TSARs is included in Note 16.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	11.8	23.17
Exercised	(3.8)	23.73
Forfeited	—	—

Outstanding, End of Period	8.0	22.92

Exercisable, End of Period	8.0	22.92

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 16.99	0.7	2.5	11.59	0.7	11.59
17.00 to 22.99	0.2	0.8	22.41	0.2	22.41
23.00 to 23.99	4.8	1.1	23.86	4.8	23.86
24.00 to 24.99	2.1	0.2	24.21	2.1	24.21
25.00 to 25.99	0.2	1.5	25.58	0.2	25.58

	8.0	1.0	22.92	8.0	22.92

At March 31, 2007, the balance in Paid in surplus relates to stock-based compensation programs.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at March 31, 2007. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2006.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended
	March 31,
	2007	2006

Current Service Cost	$4	$3
Interest Cost	4	4
Expected Return on Plan Assets	(4)	(4)
Expected Actuarial Loss on Accrued Benefit Obligation	1	1
Expected Amortization of Past Service Costs	—	1
Expense for Defined Contribution Plan	7	5

Net Benefit Plan Expense	$12	$10

For the period ended March 31, 2007, no additional contributions have been made to the defined benefit pension plans (2006 — nil).
B) Share Appreciation Rights (“SARs”)
The following table summarizes the information about SARs at March 31, 2007:

		Weighted
		Average
	Outstanding	Exercise
	SARs	Price

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	2,088	14.21
Exercised	—	—

Outstanding, End of Period	2,088	14.21

Exercisable, End of Period	2,088	14.21

For the period ended March 31, 2007, EnCana recorded no compensation costs related to the outstanding SARs (2006 — costs of $4 million).
C) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes the information about TSARs at March 31, 2007:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	17,276,191	44.99
Granted	3,801,988	55.21
Exercised — SARs	(573,100)	41.34
Exercised — Options	(2,340)	35.95
Forfeited	(336,374)	46.51

Outstanding, End of Period	20,166,365	45.23

Exercisable, End of Period	5,915,858	42.54

For the period ended March 31, 2007, EnCana recorded compensation costs of $58 million related to the outstanding TSARs (2006 — $28 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. COMPENSATION PLANS (continued)
D) Performance-based Tandem Share Appreciation Rights (“Performance TSARs”)
In 2007, EnCana introduced a program whereby employees may be granted Performance TSARs under which the employee has the right to receive a cash payment equal to the excess of the market price of EnCana Common Shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to the Company attaining prescribed performance as measured by the annual recycle ratio. Performance TSARs vest proportionately for a recycle ratio of greater than one; the maximum number of Performance TSARs vest if the recycle ratio is three or greater.
The following table summarizes the information about Performance TSARs at March 31, 2007:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	7,275,575	56.09
Forfeited	(97,800)	56.09

Outstanding, End of Period	7,177,775	56.09

Exercisable, End of Period	—	—

For the period ended March 31, 2007, EnCana recorded compensation costs of $2 million related to the outstanding Performance TSARs.
E) Deferred Share Units (“DSUs”)
The following table summarizes the information about DSUs at March 31, 2007:

	Outstanding	Average
	DSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	866,577	29.56
Granted, Directors	66,140	56.48
Exercised	(294,922)	29.56
Units, in Lieu of Dividends	3,419	58.40

Outstanding, End of Period	641,214	32.49

Exercisable, End of Period	641,214	32.49

For the period ended March 31, 2007, EnCana recorded compensation costs of $8 million related to the outstanding DSUs (2006 — $6 million).
F) Performance Share Units (“PSUs”)
The following table summarizes the information about PSUs at March 31, 2007:

	Outstanding	Average
	PSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,766,329	27.48
Granted	6,937	58.40
Distributed	(2,937,491)	24.05
Forfeited	(106,323)	33.72

Outstanding, End of Period	1,729,452	33.03

For the period ended March 31, 2007, EnCana recorded compensation costs of $10 million related to the outstanding PSUs (2006 — reduction to compensation costs of $16 million).
At March 31, 2007, EnCana has approximately 2.6 million Common Shares held in trust for issuance upon vesting of the PSUs (2006 — 5.5 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2007	2006

Weighted Average Common Shares Outstanding — Basic	768.4	847.9
Effect of Dilutive Securities	11.2	16.9

Weighted Average Common Shares Outstanding — Diluted	779.6	864.8

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized Gain (Loss) on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Three Months Ended
	March 31,
	2007	2006

Revenues, Net of Royalties	$315	$(206)
Operating Expenses and Other	1	1

Gain (Loss) on Risk Management — Continuing Operations	316	(205)
Gain (Loss) on Risk Management — Discontinued Operations	—	1

	$316	$(204)

	Unrealized Gain (Loss)
	Three Months Ended
	March 31,
	2007	2006

Revenues, Net of Royalties	$(615)	$1,263
Operating Expenses and Other	1	(2)

Gain (Loss) on Risk Management — Continuing Operations	(614)	1,261
Gain (Loss) on Risk Management — Discontinued Operations	—	23

	$(614)	$1,284

Amounts Recognized on Transition
Upon initial adoption of the current accounting policy for risk management instruments on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2007 to March 31, 2007:

		Total
	Fair Market	Unrealized
	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$1,416	$—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2007	(301)	(301)
Fair Value of Contracts in Place at Transition that Expired During 2007	—	3
Fair Value of Contracts Realized During 2007	(316)	(316)

Fair Value of Contracts Outstanding	$799	$(614)
Paid Premiums on Unexpired Options	78

Fair Value of Contracts and Premiums Paid, End of Period	$877

At March 31, 2007, the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
March 31, 2007

Risk Management
Current asset	$899
Long-term asset	55
Current liability	60
Long-term liability	17

Net Risk Management Asset	$877

A summary of all unrealized estimated fair value financial positions is as follows:

As at
March 31, 2007

Commodity Price Risk
Natural gas	$868
Crude oil	(7)
Power	14
Interest Rate Risk	4
Credit Derivatives	(2)

Total Fair Value Positions	$877

Information with respect to credit derivatives and interest rate risk contracts in place at December 31, 2006 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements. No new power contracts have been entered into at March 31, 2007.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At March 31, 2007, the Company’s gas risk management activities from financial contracts had an unrealized gain of $852 million and a fair market value position of $868 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,501	2007	8.54	US$/Mcf	$129
Other	8	2007	8.97	US$/Mcf	2
NYMEX Fixed Price	321	2008	8.24	US$/Mcf	(43)

Options
Purchased NYMEX Put Options	240	2007	6.00	US$/Mcf	(10)

Basis Contracts
Fixed NYMEX to AECO Basis	754	2007	(0.72)	US$/Mcf	60
Fixed NYMEX to Rockies Basis	533	2007	(0.65)	US$/Mcf	348
Fixed NYMEX to CIG Basis	390	2007	(0.76)	US$/Mcf	239
Fixed NYMEX to AECO Basis	191	2008	(0.78)	US$/Mcf	8
Fixed NYMEX to Rockies Basis	162	2008	(0.59)	US$/Mcf	59
Fixed NYMEX to CIG Basis	60	2008	(0.67)	US$/Mcf	20
Fixed NYMEX to Rockies Basis (NYMEX Adjusted)	329	2008	17% of NYMEX	US$/Mcf	31
Fixed NYMEX to Mid-Continent Basis (NYMEX Adjusted)	120	2008	12% of NYMEX	US$/Mcf	1
Fixed NYMEX to CIG Basis	20	2009	(0.71)	US$/Mcf	2
Fixed NYMEX to AECO Basis	41	2010	(0.40)	US$/Mcf	2

Purchase Contracts
Fixed Price Contracts
Other	8	2007	7.84	US$/Mcf	—

					848
Other Financial Positions *					4

Total Unrealized Gain on Financial Contracts					852
Paid Premiums on Unexpired Options					16

Total Fair Value Positions					$868

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
Crude Oil
At March 31, 2007, the Company’s oil risk management activities from financial contracts had an unrealized loss of $69 million and a fair market value position of $(7) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(bbls/d)	Term	Average Price		Value

Fixed WTI NYMEX Price	34,500	2007	64.40	US$/bbl	$(41)
Purchased WTI NYMEX Put Options	91,500	2007	55.34	US$/bbl	(25)

					(66)
Other Financial Positions *					(3)

Total Unrealized Loss on Financial Contracts					(69)
Paid Premiums on Unexpired Options					62

Total Fair Value Positions					$(7)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
Power
The Company has in place two derivative contracts, commencing January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At March 31, 2007, these contracts had an unrealized gain of $14 million.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
19. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court, for payment, of $20.5 million and $2.4 million, respectively. Court approval of the federal court class action settlement of $2.4 million is pending, court approval having been granted in the state court action. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.
The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against the outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
20. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2007.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)